Exhibit 99.1

Report of the Chairman of the Board of Directors as presented in the French-language document de référence

(Section L. 225-37 of the French Commercial Code)

In preparing this report, the Chairman consulted the Executive Vice President Chief Financial Officer and the Senior Vice President Audit and Internal Control Assessment.

The Board of Directors was informed of the conclusions of the specialist committees and of the Statutory Auditors, and approved the Chairman’s report.

1. Corporate Governance

Corporate Governance is discussed in the French-language document de référence in sections “1.2. Gouvernement d’entreprise” and “3.1. Rapport de gestion relatif à l’exercice 2009”.

2. Internal control procedures and risk management implemented by the Company

The Group’s Senior Management has a clear ongoing commitment to maintaining and enhancing a reliable and effective internal control system built on ethical principles, appropriate organizational structures, well-defined responsibilities and demonstrated competencies. The overall objective is to promote the key elements of good corporate governance: transparency of management and providing shareholders with quality information.

The Group’s Senior Management has rolled out a wide-ranging transformation program to face the challenges of the pharmaceutical industry and to ensure sustainable growth through a strategy of acquisitions. As part of this program, the internal control system is being adapted to this changing environment.

2. A. Internal control system

The internal control system covers the entities consolidated by the Group. It is being progressively rolled out in the companies acquired in 2009 through the communication of the Group’s codes and charters, and through internal audits or self-assessments to evaluate how those codes and charters are implemented. Since 2006, this system has included internal control effectiveness assessment procedures relating to financial reporting with a view to ensuring compliance with Section 404 of the Sarbanes-Oxley Act (SOA 404).

2. A.a. Reference framework for the internal control system

The internal control system is based on the five components contained in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO):

•	control environment;

•	risk identification, assessment and management;

•	control activities ensuring the reliability of the internal control system;

•	information and communication; and

•	monitoring of the internal control system.

The internal control system is developed and implemented by the Group’s senior management, middle management and all of its employees, with the aim of providing directors, corporate officers and shareholders with reasonable assurance that the following objectives are met:

•	reliability of accounting and financial information;

•	effectiveness and efficiency in the conduct of operations;

•	compliance with applicable laws and regulations; and

•	safeguarding of corporate assets.

2. A.b. Underlying principles of internal control

The internal control system is built upon core principles:

•	responsibility of all employees of the Group for the implementation and effectiveness of internal control;

•	distribution of risk and control frameworks and compliance with Group-wide policies and procedures; and

•	segregation of duties, in other words ensuring that those who perform tasks are not responsible for approving or controlling the performance thereof.

An internal control system can only give reasonable assurance, and can never give absolute assurance, that these objectives are met. The probability of meeting these objectives is subject to the limitations inherent to all internal control systems, including the possibility of defective judgment in decision-making, the need for cost/benefit analysis before implementing controls, and the risk of deficiencies caused by human failings or mere error.

2. A.c. Organization, formalization and assessment procedure for internal control over financial reporting

In 2004, to comply with legal requirements on internal control in both France and the United States, sanofi-aventis implemented a dedicated internal control assessment department reporting to the Audit and Internal Control Assessment Department.

Capitalizing on the Group’s existing internal control system, this department developed a methodology to comply with Sarbanes-Oxley Act Section 404 (SOA 404), with the objective of improving the effectiveness of internal control over financial reporting. This methodology relies on an approach scaled to local risks and adapted to available resources. It applies to Group activities in proportion to their contribution to the consolidated financial statements and their risk profile, and provides a consistent basis for identifying, consolidating and qualifying identified deficiencies in internal control over financial reporting. The system applies a top-down risk-based approach defined at Group level and implemented locally, in accordance with the recommendations of the Securities and Exchange Commission (SEC) published in June 2007.

To ensure full acceptance and implementation of this methodology for the assessment of internal control over financial reporting, the internal control assessment department:

•	defines objectives and establishes timetables;

•	accompanies the internal control assessment (ICA) network members through dedicated communications and support;

•	assesses the effectiveness of internal control over financial reporting; and

•	coordinates this process with external auditors.

Since 2006, the Group has performed an annual assessment of internal control over financial reporting to meet legal requirements in the United States. The Report of Management on Internal Control Over Financial Reporting complying with SOA 404 is presented in Item 15 of the Annual Report for the year ended December 31, 2009 on Form 20-F.

2. B. Control environment

The control environment, which is the cornerstone of all other internal control components, refers to the degree of awareness Group staff have of internal control. It relies on standards presented in the form of codes or charters. All Group codes, charters and procedures are available on the Group’s intranet.

2. B.a. Codes

Group code of ethics

The sanofi-aventis code of ethics, along with the Group’s values, constitutes a base to which every employee must refer, wherever he/she works and whatever his/her responsibilities. It is communicated to every newcomer. The rollout of the code is facilitated, at central level, by the Global compliance department and cascaded locally by the compliance officers network. In order to help employees to understand the main rules and principles of the code of ethics, an e-learning program is available on the Group’s intranet. In 2009, issues addressed in the code, such as anti-corruption, were stressed through the communication of anti-corruption compliance guidelines, an awareness video and an e-learning module available on the Group’s intranet.

Code of financial ethics

In accordance with the provisions of U.S. securities law, sanofi-aventis has adopted a financial code of ethics signed-off by the Chief Executive Officer, the Executive Vice-President Chief Financial Officer and the Vice-President Corporate Accounting. The Group has decided to cascade the sign-off to the entities’ Chief Financial Officers in order to formalize their adherence to the principles stated in the financial code of ethics.

Code of conduct – prevention of insider dealing

As a result of the dual listing of sanofi-aventis in France and in the United States, both French and U.S. rules apply. Other countries’ rules may also apply. The code of conduct – prevention of insider dealing aims at providing background information and familiarizing employees with basic concepts of insider dealing and the confidentiality of information obtained in the course of their employment.

Code of internal control principles

The Internal control assessment department published the code of internal control principles in 2008. This code sets out the key principles of governance and internal control, locking in action taken by the Group to implement internal control and improve its effectiveness.

2. B.b. Charters

Sanofi-aventis has provided all employees with charters that structure and promote the internal control environment. The main charters available to date include:

•	the information systems usage charter, which establishes rules governing the use of information technology (IT) resources;

•	the personal data protection charter, underscoring the Group’s commitment to respecting privacy and protecting data of a personal nature;

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the social charter, reflecting the Group’s commitment to corporate social responsibility which incorporates the principles of the United Nations Global Compact on Labor, which sanofi-aventis is committed to follow; and

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the ethical charter for purchasing, provided to all Group employees involved regularly or occasionally in purchasing activities, which describes the conduct to be adopted by sanofi-aventis employees when carrying out their duties.

2. B.c. Other standards

The pharmaceutical industry is subject to very strict regulatory constraints at both national and supra-national level. A large body of laws and regulations governs each stage of operations, from evaluation and selection of compounds to standards applied to the manufacturing, packaging, distribution and marketing of medicines and vaccines.

Sanofi-aventis applies many other internal standards derived from these external standards, adapted to the specific processes carried out by each entity, thereby contributing to internal control.

2. C. Risk identification, assessment and management

The internal control system is based on the internal control environment and on an ongoing process of identifying, assessing and managing risk factors which may adversely affect the achievement of goals and opportunities aimed at improving performance.

Responsibility for the identification, evaluation and management of risks is drilled down to all appropriate levels.

The main risks relating to the activities in the pharmaceutical sector and the main financial risks are discussed in “Item 3. Key Information – D. Risk Factors” of the Annual Report on Form-20F. These factors include, without limitations:

-	risks relating to legal matters;

-	risks relating to our business;

-	environmental risks of our industrial activity;

-	risks related to financial markets; and

-	other risks.

2. C.a. Group bodies responsible for identifying, assessing and managing risks and opportunities

The Group’s organizational structure is geared to managing the risks and opportunities associated with the activities of sanofi-aventis. Corporate, operational and support teams constitute the staff responsible for internal control and contribute to the risk control system by conducting control processes within their area of responsibility. The committees in charge of identifying, assessing and managing risks and opportunities are the Executive Committee and the Management Committee. Their members rely on their experience to anticipate risks and opportunities arising further to developments in the pharmaceutical sector. Other committees within the Group’s activities address transversally the monitoring of their specific risks and opportunities with their internal and external partners. New key positions were created in 2009 in order to identify risks and opportunities in the light of the Group transformation program.

➢ Executive Committee

The Executive Committee, chaired by the Chief Executive Officer, is a selection of key executives that meets on a regular basis in order to facilitate rapid decision-making. It implements the Group’s overall strategy, oversees arbitration between departments and allocates resources, in furtherance of its high-level management role and to transform sanofi-aventis into a global and diversified healthcare leader. The composition of the Executive Committee is available in “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” of the Annual Report on Form 20-F. Other attendees may be invited depending on the subjects addressed.

➢ Management Committee

The Management Committee is also chaired by the Chief Executive Officer and meets once a month. Its members comprise all the senior executive officers of the Group’s major Departments. It reviews ongoing group operations, and is a forum for exchanging ideas and information between functions and for coordinating transversal projects across the organization. The composition of the Management Committee is available in “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” of the Annual Report on Form 20-F.

➢ New key positions created in 2009

New positions and collaborations were created in 2009 to ensure that the transformation program initiated by the Senior Management is adequately monitored and supervised, in particular regarding acquisitions and the assessment of the research portfolio.

•	Chief Strategic Officer

In light of the implementation of the Group’s development strategy to ensure the foundations for sustainable growth and to identify risks and opportunities, the Group decided to create the position of Chief Strategic Officer (CSO) at Executive Committee level. It covers all the Group’s business development and acquisition activities as well as corporate planning, financial and economic evaluation of internal and external projects, and strategic intelligence. The CSO ensures that development proposals are consistent with corporate strategy and fulfill rigorous requirements for shareholder value creation. Depending on their complexity and their financial and strategic impact, acquisition proposals are submitted for validation by the investment committee, part of the Executive Committee. Over a defined threshold, proposals must be approved by the Board of Directors.

•	Chief Medical Officer

Given the new tools available to enhance pharmacovigilance and monitor the safety of products in development and on the market, this position combines all of the functions related to patient safety to enhance clarity of purpose and accountability within the company. The Chief Medical Officer also chairs the internal Benefit/Risk Assessment Committee created in 2008, which is directly accountable for its conclusions to the Chief Executive Officer.

2. C.b. Approach to identifying, assessing and managing financial risks

Under SOA 404 and obligations imposed by French legislation, the Group has adopted a process of identifying, assessing and managing financial risks. To ensure the reliability of internal control over financial reporting, the approach identifies risks to be covered and then identifies controls to be implemented.

The approach relies on a methodology developed by the internal control assessment department, which covers the five COSO components and comprises:

•	a reference framework of processes used to prepare and process financial and accounting information;

•	a reference framework of financial risks, integrating the risk of fraud. This framework is structured to carry out the assessment at all levels of the Group; and

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a group evaluation tool comprising three reference frameworks applying at different levels of the organization and designed to produce an evaluation at Group level while adapting the workload to the identified risks. On the basis of these frameworks, each entity identified in the scope can assess its capacity to control risks and identify any deficiency in its internal control system.

The purpose of this methodology is to identify, track and report financial risks. All those whose permanent duties include assessing internal control are responsible for ensuring that all such financial risks are under control. They are also required to notify the Group of any residual deficiency in internal control.

A Qualification Committee conducts an annual assessment of internal control and financial risks, the purpose of which is to assess the materiality of each duly identified financial risk and the likelihood of occurrence. It notifies the Audit Committee of any residual risks that may have a significant or material impact on published financial statements that could call into question the reliability of the Group’s disclosures. This committee comprises the Executive Vice President Chief Financial Officer, the Senior Vice President Audit and Internal Control Assessment, the Vice President Corporate Accounting, the Vice President Information Systems and the Director of internal control assessment.

2. C.c. Approach to identifying, assessing and managing fraud risks

The Group applies a fraud prevention and detection process. This process, which relies on components of the internal control, specifies the duties of each manager to identify and deal with fraud incidents. It also addresses the safeguarding of assets and corruption issues, which have implications that go beyond the purely financial. The anti-fraud program specifies the tools used to identify and detect incidents, and provides a medium for circulating the Group’s messages in this area. Fraud incidents are reported to the Ethics Committee, as described in 2.F. Monitoring the Internal Control System, and a summary is presented to the Audit Committee.

In addition, the internal control assessment department facilitates the sharing of good practices in fraud incident prevention and detection and supports subsidiaries in their anti-fraud activities in coordination with the financial, legal and human resources departments.

2. C.d. Identification, assessment and monitoring of risks relating to activities in the pharmaceutical sector

The process of identification, assessment and monitoring of risks relating to the activities of the pharmaceutical sector is the responsibility of:

•	the Chief Medical Officer, who supervises the Pharmacovigilance and epidemiology department;

•	the following departments:

•	legal affairs, in particular as regards obtaining or enforcing patent rights and other industrial property rights;

•	a structured health, safety and environment department in each of the Group’s activities and in each business unit, relying on the application of an internal policy;

•	an insurance department, which among other things provides subsidiaries with advice and risk prevention support; and

•	a corporate economic security department, responsible for protecting the Group’s workforce and tangible and intellectual property and assets.

The Group also has a crisis management procedure designed to anticipate, as far as possible, the potential emergence of crises, via management principles and early warning systems covering all Group activities

➢ Pharmacovigilance and Epidemiology

The Pharmacovigilance Department reports to the Research and Development Department (pharmaceuticals) or the Vaccines Department (vaccines). The department is responsible for implementing organizational structures and tools that enable the safety profile of products under development, and of licensed and marketed drugs or vaccines, to be assessed. Operating procedures define the roles and responsibilities of those involved in the management of pharmacovigilance data, and in the reporting of such data (immediately or periodically) to the healthcare authorities and/or to investigators.

In addition to assessing the safety profile of products under development and marketed products, the Pharmacovigilance Department is responsible for detecting and analyzing warning signals in order to, if necessary, issue recommendations to limit the occurrence of side-effects, ensure the product is used properly, and provide healthcare professionals and patients with up-to-date medical information.

The Pharmacovigilance Department helps assess the risk/benefit profile of products, whether they are in clinical development or already on the market.

Working with the clinical development and regulatory affairs teams and the epidemiology unit, the Pharmacovigilance Department helps prepare and follow up the related risk management plans. These plans summarize the safety profile of the products as established during the development phase, describe the measures in place to monitor identified or potential risks, and propose steps to ensure the drug or vaccine is properly used.

In monitoring tolerance through the clinical trials phase and gathering unsolicited information about products already on the market, this department relies on the network of pharmacovigilance units based in the subsidiaries, and on contractual ties with development and marketing alliance partners. These units also act as an interface between the local healthcare authorities and other departments within the subsidiary.

The Pharmacovigilance Department develops or updates tools or specific procedures designed to ensure all regulatory requirements falling within its responsibilities are met.

A Group pharmacovigilance unit collates all information about side-effects from all over the world, whatever the source. An early warning procedure has been put in place to detect any risk liable to trigger the crisis management procedure and to notify the Chief Executive Officer without delay.

2. D. Control activities ensuring the reliability of the internal control system

Conducted at all hierarchical and functional levels of the organization, control activities are based on procedures that are available on the Group’s intranet, information systems, operating methods, tools and practices. These control activities are structured by process and decentralized within the operational entities. They are part of the permanent internal control system and are under the responsibility of local management. They are geared to the existing internal control environment and the risks and errors to be prevented as described in 2.C. Risk identification, assessment and management.

To highlight the process of preparing financial statements, it relies on operational processes encompassing sales administration, purchases, production process and inventory management, human resources, information systems and the monitoring of legal affairs as they contribute to the production of financial and accounting information. Control activities identified in all these processes are included in the scope of the assessment conducted under the Sarbanes-Oxley Act section 404.

The Group Finance Department is structured to enable it to carry out its various duties (preparing separate and consolidated financial statements with respect to standards and regulations, controlling, financing, optimizing the Group’s tax charge with respect to worldwide tax obligations and managing investor relations). As part of its unifying role within the Group, the Group Finance Department coordinates and oversees local finance departments. Accounts committees, which are responsible for reviewing the tax, legal, cash and financing position of companies and validating the application of Group accounting policies, meet annually on the basis of the accounts as of end September. Their objective is to review the accounts of Group companies with a view to preparing the Group’s annual consolidated financial statements and the separate financial statements of Group companies.

A treasury committee, chaired by the Vice President financing and treasury, meets monthly to review strategies related to financing, investment, and the hedging of interest rate risk, currency risk, banking counterparty risk and liquidity risk.

Further to the requirement to file an Annual Report with the United States Securities and Exchange Commission (SEC), and pursuant to section 302 of the Sarbanes-Oxley Act, the Chief Executive Officer and the Vice-President Chief Financial Officer are required to carry out an evaluation of the adequacy and effectiveness of the Group’s control over published financial information and over fraud. To this end, senior management relies on representation letters signed twice a year by the Chief Executive Officers and Chief Financial Officers of the different consolidated legal entities. In 2009, this sign-off process was optimized, providing the Group Finance Department with an opportunity to highlight once again the importance of preventing and detecting fraud.

2. E. Information and communication

Information and communication represents the flow of information accompanying internal control procedures, from the guidelines laid down by management to action plans. It contributes to establishing the control environment, disseminating a culture of internal control and promoting relevant control activities that contribute to mitigate risks.

As part of its transformation program, the Group reinforced its internal and external communication in 2009. Internally, Group employees can at any time put a question to the senior management, who communicate regularly via videos accessible through the Group’s intranet. Externally, the Group has launched a web TV service presenting its activities and strategy.

In its organizational choices, the Group strives to abide by the principles of safe and effective operations while factoring in the constraints imposed by its pharmaceutical activities and its regulatory, economic and social environments. A legal unit and a managerial structure based on internal and external delegations of power have been established to conduct operations and to circulate and apply the Group’s strategy at the appropriate level of the organization.

Information and communication media rely on information systems. The information systems (IS) function is responsible for all the Group’s information systems. It is organized in such a way that Group operations (Research and Development, Industrial Affairs, Global Operations, Vaccines) are encouraged to run their operational and business-specific activities independently. It comprises departments under the direct authority of the Group information systems department and decentralized departments within operations.

The various departments of the Group’s information systems department formulate Group IS policies, coordinate processes for managing the IS function and administer infrastructures and IT services worldwide consistent with Group priorities. The decentralized information system departments develop and administer business-specific applications and run dedicated IT infrastructures and services.

The information systems leadership committee, comprising the managers of the decentralized IS departments and of the Group information systems department, coordinates Group-wide matters and approves Group-wide policies, in particular IS security, quality policies and IT infrastructures.

The Group information systems department has a team dedicated to facilitating implementation of the internal control assessment process for the IS function.

2. F. Monitoring of the internal control system

2. F.a. The Board of Directors and its Committees

The Board of Directors, through its dedicated committees and particularly the Audit Committee, ensures the Group has reliable internal control procedures for monitoring the internal control system and the identification, assessment and management of risks. The composition of the Board of Directors and its specialist committees, the way their work is organized, and their contribution to the effective and transparent conduct of the Group’s affairs are described in Exhibit 99.2.

The internal rules of the Board of Directors, updated and approved as of December 16, 2009, stipulates that the audit committee is responsible for monitoring:

•	the process of preparing financial statements;

•	internal control system effectiveness and risk management;

•	review of statutory and consolidated financial statements by external auditors; and

•	independence of external auditors.

On its demand, the audit committee is informed about the process of identification, assessment and management of main risks, including risks related to environmental risks of our industrial activity, to financial markets, to legal matters, to taxes and pharmacovigilance.

2. F.b. Senior management

The Senior Management monitors the internal control implemented in the Group and supervised by local management committees in each operational unit. This monitoring is supplemented by an active watch on internal control practices in order to implement corrective actions or to adapt the internal control system.

It sets overall guidelines for internal control and relies on operational management to ensure they are implemented.

The Group’s decentralized structure, organized into autonomous units, means the Group can be broken down into key Departments. This gives the front line genuine autonomy and the power to make decisions, while strategic decisions are prepared and decided at Group level. In the course of their duties, operational management has to cascade these rules, to control their application and to alert Senior Management if any adjustments are necessary.

2. F.c. Ethics Committee

The Ethics Committee reports to senior management. Its main role is to monitor Group-wide compliance with the ethical principles, values and rules of conduct contained in the code of ethics. In 2009, the Ethics Committee comprised representatives from the Quality, Finance, Audit and Internal Control Assessment, Legal, Human Resources, and Social Responsibility departments and the Medical office. The committee meets at least once a quarter. The early warning procedure set up in accordance with the code of ethics empowers staff to report any violation or breach of the principles set out in the code to the corporate compliance department, which then informs the Ethics Committee of its response to reported violations or breaches and fraud incidents. The Ethics Committee approves this information for communication to the Audit Committee.

2. F.d. Published Information Review Committee

The Published Information Review Committee is responsible for reviewing and validating key documents intended for shareholders and the public, and for assessing the procedures and controls used in preparing such documents.

The Committee has implemented a process of reporting information to the Committee’s secretary to ensure that the Committee is kept informed of any significant event liable to impact the share price. The secretary then consults Committee members to determine what approach to adopt as far as informing the public is concerned.

2. F.e. Audits

Several types of audits are in place, covering all Group consolidated companies.

The roles and missions of internal audit and information system audit are described in a charter, available on the Group’s intranet.

The Group’s internal audit department is independent and objective, reporting directly to the Chief Executive Officer. It has neither authority over nor responsibility for the operations it reviews, and has complete freedom of action. Internal audit is responsible for providing senior management, and the Board of Directors via the Audit Committee, with reasonable assurance on the level of control over operations within the Group and the effectiveness of internal control. The Audit Committee is periodically informed about the results of internal audit activities, the implementation status of internal audit recommendations, the audit plan and the related resource needs. The internal audit function of sanofi-aventis obtained certification from IFACI (the French Institute of Internal Audit and Internal Control) in 2006, providing assurance that it complies with international professional standards.

The information systems audit department is completely independent of the Group Information Systems Department. It is organized along similar lines to the Group internal audit function, but conducts its assignments using a methodology specific to information systems auditing.

Internal audit and information systems audit are under the authority of the Audit and Internal Control Assessment Department.

The quality assurance departments, which are an integral part of functions and activities, carry out regular audits to assess good practices and ensure that procedures are applied and comply with the regulations governing their area of expertise. The Vice-President Chief Quality Officer ensures the coordination of the quality policy for the Group.